

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 16, 2007

VIA INTERNATIONAL MAIL AND FAX (011-46-8-744-4394)
Mr. Roland Hagman
Vice President and Group Function Financial Control
LM Ericsson Telephone Company
SE-164 83
Stockholm, Sweden

      RE: LM Ericsson Telephone Company
              Form 20-F for the fiscal year ended December 31, 2005
              Filed May 18, 2006
              File Number 0-12033

Dear Mr. Hagman:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

              Sincerely,

              Larry Spirgel
              Assistant Director